STATEMENT OF INVESTMENTS

Dreyfus Premier New York AMT-Free Municipal Bond Fund

February 29, 2008 (Unaudited)

Long-Term Municipal Investments--97.0%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York--89.0%				
Albany Industrial Development Agency, Civic Facility Revenue (Saint Peters Hospital of the City of Albany Project)	5.25	11/15/27	2,000,000	1,845,140
Dutchess County Industrial Development Agency, Civic Facility Revenue (Bard College Civic Facility)	5.00	8/1/22	775,000	767,126
Hempstead Industrial Development Agency, Civic Facility Revenue (Adelphi University Civic Facility)	5.00	10/1/30	1,565,000	1,462,492
Hempstead Industrial Development Agency, Civic Facility Revenue (Adelphi University Civic Facility)	5.00	10/1/35	1,500,000	1,388,085
Hudson Yards Infrastructure Corporation, Hudson Yards Senior Revenue (Insured; FGIC)	5.00	2/15/47	1,500,000	1,368,480
Huntington Housing Authority, Senior Housing Facility Revenue (Gurwin Jewish Senior Residences Project)	6.00	5/1/29	1,370,000	1,254,235
Long Island Power Authority, Electric System General Revenue	5.00	9/1/35	2,000,000	1,851,060
Long Island Power Authority, Electric System General Revenue (Insured; CIFG)	5.00	9/1/33	1,000,000	956,950
Long Island Power Authority, Electric System General Revenue (Insured; FGIC)	5.00	12/1/19	1,000,000	1,014,240
Metropolitan Transportation Authority, Revenue (Insured; AMBAC)	5.50	11/15/18	4,000,000	4,227,240
Metropolitan Transportation Authority, Transit Facilities Revenue (Insured; FSA)	5.13	1/1/12	1,225,000 [a]	1,303,804
Metropolitan Transportation Authority, Transit Facilities Revenue (Insured; FSA)	5.13	7/1/12	1,775,000 [a]	1,901,540
Metropolitan Transportation Authority, Transportation Revenue	5.00	11/15/31	1,500,000	1,429,815
Nassau County Industrial				

Development Agency, Continuing Care Retirement Community Revenue (Amsterdam at Harborside Project)	6.50	1/1/27	1,250,000	1,186,862
New York City	6.75	2/1/09	140,000	145,110
New York City	5.38	12/1/11	850,000 a	915,671
New York City	5.00	11/1/19	2,000,000	2,027,380
New York City	5.38	12/1/20	150,000	154,259
New York City	5.00	8/1/21	2,000,000	1,994,880
New York City	5.50	8/1/21	2,000,000	2,062,200
New York City	5.25	8/15/24	1,420,000	1,415,314
New York City	5.00	4/1/30	2,500,000	2,386,650
New York City Housing Development Corporation, Capital Fund Program Revenue (New York City Housing Authority Program) (Insured; FGIC)	5.00	7/1/25	1,000,000	970,590
New York City Housing Development Corporation, MFHR (Collateralized: FHA and GNMA)	5.25	11/1/30	2,500,000	2,467,200
New York City Industrial Development Agency, Civic Facility Revenue (College of Aeronautics Project)	5.45	5/1/08	1,000,000 a	1,024,980
New York City Industrial Development Agency, Civic Facility Revenue (Vaughn College of Aeronautics and Technology Project)	5.25	12/1/36	820,000	667,792
New York City Industrial Development Agency, Civic Facility Revenue (YMCA of Greater New York Project)	5.00	8/1/36	3,000,000	2,733,450
New York City Industrial Development Agency, Liberty Revenue (7 World Trade Center Project)	6.25	3/1/15	2,000,000	2,029,180
New York City Municipal Water Finance Authority, Water and Sewer System Revenue (Insured; FGIC)	5.00	6/15/25	2,000,000 b	2,000,000
New York City Transitional Finance Authority, Building Aid Revenue (Insured; FGIC)	5.00	7/15/36	2,000,000	1,878,880
New York City Transitional Finance Authority, Future Tax Secured Revenue	6.00	5/15/10	450,000 a	483,867
New York City Transitional Finance Authority, Future Tax Secured Revenue	5.00	11/1/25	1,205,000	1,202,108
New York Liberty Development Corporation, Revenue (National				

Sports Museum Project)	6.13	2/15/19	1,000,000	951,430
New York State Dormitory Authority, Catholic Health Services of Long Island Obligated Group Revenue (Saint Francis Hospital Project)	5.00	7/1/21	2,000,000	1,908,020
New York State Dormitory Authority, FHA-Insured Mortgage HR (The Long Island College Hospital)	6.00	8/15/15	1,875,000	1,946,756
New York State Dormitory Authority, FHA-Insured Mortgage HR (The New York and Presbyterian Hospital) (Insured; FSA)	5.25	8/15/27	1,000,000	1,001,600
New York State Dormitory Authority, Insured Revenue (Manhattan College) (Insured; Radian)	5.50	7/1/16	975,000	1,037,907
New York State Dormitory Authority, Insured Revenue (New York University) (Insured; AMBAC)	5.00	7/1/32	1,345,000	1,291,859
New York State Dormitory Authority, LR (State University Educational Facilities) (Insured; FGIC)	5.50	7/1/11	1,000,000 [a]	1,073,720
New York State Dormitory Authority, Revenue (Columbia University)	5.00	7/1/31	2,000,000	1,975,440
New York State Dormitory Authority, Revenue (Consolidated City University System)	5.63	7/1/16	4,000,000	4,346,240
New York State Dormitory Authority, Revenue (Consolidated City University System) (Insured; FGIC)	5.75	7/1/16	1,000,000	1,049,140
New York State Dormitory Authority, Revenue (Consolidated City University System) (Insured; FSA)	5.75	7/1/18	1,000,000	1,107,080
New York State Dormitory Authority, Revenue (Cornell University)	5.00	7/1/24	2,000,000	2,002,560
New York State Dormitory Authority, Revenue (Cornell University)	5.00	7/1/35	2,000,000	1,936,180
New York State Dormitory Authority, Revenue (Long Island University)	5.50	9/1/20	1,585,000	1,602,213
New York State Dormitory				

Authority, Revenue (Memorial Sloan-Kettering Cancer Center)	5.00	7/1/35	1,000,000	951,330
New York State Dormitory Authority, Revenue (Mental Health Services Facilities Improvement)	5.00	2/15/28	880,000	848,751
New York State Dormitory Authority, Revenue (Mental Health Services Facilities Improvement) (Insured; XLCA)	6.24	2/15/31	2,000,000 [b]	2,000,000
New York State Dormitory Authority, Revenue (Miriam Osborne Memorial Home) (Insured; ACA)	6.88	7/1/19	1,000,000	1,033,850
New York State Dormitory Authority, Revenue (Mount Sinai NYU Health Obligated Group)	5.50	7/1/26	2,000,000	1,965,840
New York State Dormitory Authority, Revenue (New York Methodist Hospital)	5.25	7/1/24	1,750,000	1,645,595
New York State Dormitory Authority, Revenue (New York State Department of Health) (Insured; CIFG)	5.00	7/1/25	2,500,000	2,420,950
New York State Dormitory Authority, Revenue (NYU Hospitals Center)	5.25	7/1/24	1,000,000	931,360
New York State Dormitory Authority, Revenue (NYU Hospitals Center)	5.00	7/1/26	1,000,000	889,110
New York State Dormitory Authority, Revenue (State University Educational Facilities)	5.88	5/15/17	2,000,000	2,219,520
New York State Dormitory Authority, Revenue (University of Rochester)	5.00	7/1/34	2,870,000	2,709,452
New York State Dormitory Authority, South Nassau Communities HR (Winthrop South Nassau University Health System Obligated Group)	5.50	7/1/23	1,650,000	1,618,073
New York State Dormitory Authority, State Personal Income Tax Revenue (Education)	5.38	3/15/13	1,000,000 [a]	1,090,970
New York State Dormitory Authority, State Personal Income Tax Revenue (Education)	5.00	3/15/23	1,500,000	1,508,640
New York State Thruway Authority, General Revenue (Insured; FGIC)	5.00	1/1/27	3,000,000	2,953,050
New York State Thruway Authority,				

Second General Highway and Bridge Trust Fund Bonds	5.00	4/1/25	2,000,000	1,984,040
New York State Thruway Authority, Second General Highway and Bridge Trust Fund Bonds	5.00	4/1/27	2,000,000	1,968,500
New York State Thruway Authority, Second General Highway and Bridge Trust Fund Bonds (Insured; AMBAC)	5.00	4/1/19	3,000,000 [c,d]	3,074,100
New York State Thruway Authority, State Personal Income Tax Revenue (Transportation)	5.25	3/15/27	1,000,000	1,012,710
New York State Urban Development Corporation, State Personal Income Tax Revenue (Economic Development and Housing) (Insured; AMBAC)	5.00	12/15/23	2,000,000	2,004,980
New York State Urban Development Corporation, State Personal Income Tax Revenue (State Facilities and Equipment) (Insured; FGIC)	5.50	3/15/13	2,450,000 [a]	2,686,964
Niagara County Industrial Development Agency, Solid Waste Disposal Facility Revenue (American Ref-Fuel Company of Niagara, LP Facility)	5.55	11/15/15	1,970,000	1,910,289
Orange County Industrial Development Agency, Life Care Community Revenue (Glenn Arden Inc. Project)	5.63	1/1/18	1,000,000	945,010
Port Authority of New York and New Jersey (Consolidated Bonds, 142nd Series)	5.00	7/15/23	2,000,000	1,995,640
Rensselaer County Industrial Development Agency, Civic Facility Revenue (Emma Willard School Project)	5.00	1/1/31	1,000,000	965,600
Rensselaer County Industrial Development Agency, Civic Facility Revenue (Emma Willard School Project)	5.00	1/1/36	1,000,000	957,920
Schenectady Industrial Development Agency, Civic Facility Revenue (Union College Project)	5.00	7/1/26	1,380,000	1,338,007
Tobacco Settlement Financing Corporation of New York, Asset-Backed Revenue Bonds (State Contingency Contract Secured)	5.50	6/1/21	3,000,000	3,114,630
Triborough Bridge and Tunnel				

Authority, General Purpose Revenue	6.00	1/1/12	2,000,000	2,137,680
Triborough Bridge and Tunnel Authority, Subordinate Revenue (Insured; MBIA)	5.00	11/15/32	2,000,000	1,899,240
Watervliet Housing Authority, Residential Housing Revenue (Beltrone Living Center Project)	6.00	6/1/08	1,000,000 [a]	1,028,570
Westchester Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	5.13	6/1/45	1,200,000	1,061,136
U.S. Related--8.0%				
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	6.00	7/1/10	2,000,000 [a]	2,099,060
Guam Waterworks Authority, Water and Wastewater System Revenue	5.88	7/1/35	1,000,000	904,580
Puerto Rico Commonwealth, Public Improvement	5.25	7/1/14	1,000,000	1,034,460
Puerto Rico Commonwealth, Public Improvement	5.25	7/1/16	1,180,000 [a]	1,291,970
Puerto Rico Commonwealth, Public Improvement	5.25	7/1/30	820,000	760,952
Puerto Rico Electric Power Authority, Power Revenue (Insured; FSA)	5.63	7/1/10	2,000,000 [a]	2,139,820
Puerto Rico Highways and Transportation Authority, Transportation Revenue (Insured; MBIA)	5.75	7/1/10	1,500,000 [a]	1,608,015
Puerto Rico Infrastructure Financing Authority, Special Tax Revenue	5.00	7/1/46	1,000,000	873,280
Virgin Islands Water and Power Authority, Electric System Subordinated Revenue	5.00	7/1/26	665,000	620,299
Total Long-Term Municipal Investments (cost $141,794,636)				**137,950,668**

Short-Term Municipal Investments--2.7%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York;				
New York City (Insured; MBIA and Liquidity Facility; Bank of Nova Scotia)	4.00	3/1/08	1,100,000 [e]	1,100,000
New York State Dormitory Authority, Insured Revenue (Long Island University) (Insured; CIFG and Liquidity Facility; Dexia Credit Locale)	4.75	3/1/08	2,500,000 [e]	2,500,000

Syracuse Industrial Development Agency, Civic Facility Revenue (Syracuse University Project) (LOC; JPMorgan Chase Bank)	3.30	3/1/08	300,000 e	300,000
Total Short-Term Municipal Investments (cost $3,900,000)				**3,900,000**
Total Investments (cost $145,694,636)			**99.7%**	**141,850,668**
Cash and Receivables (Net)			**.3%**	**414,230**
Net Assets			**100.0%**	**142,264,898**

a   These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

b   Variable rate security--interest rate subject to periodic change.

c   Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. At February 29, 2008, this security amounted to $3,074,100 or 2.2% of net assets.

d   Collateral for floating rate borrowings.

e   Securities payable on demand. Variable interest rate--subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation

MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Various inputs are used in determining the value of the fund's investments relating to Financial Accounting Standard No. 157 (FAS 1

Fair Value Measurements.

These inputs are summarized in the three broad levels listed below.
Level 1 - quoted prices in active markets for identical securities.
Level 2 - other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds,
credit risk, etc.)
Level 3 - significant unobservable inputs (including fund's own assumption in determining the fair value of investments).
The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing
in those securities.
The following is a summary of the inputs used as of February 29, 2008 in valuing the fund's assets carried
at fair value:

Valuation Inputs	Investments in Securities ($)	Other Financial Instruments* ($)
Level 1 - Quoted Prices	0	0
Level 2 - Other Significant Observable Inputs	141,850,668	0
Level 3 - Significant Unobservable Inputs	0	0
Total	141,850,668	0

* Other financial instruments include futures, forwards and swap contracts.

157),